Exhibit 99.1

B Communications Reports Financial Results For the

Fourth Quarter and Full Year of 2015

- Highest ever annual Net Income Attributable to Shareholders of NIS 210 million in 2015 -

Ramat Gan, Israel – March 17, 2016 – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ), today reported its financial results for the fourth quarter and year ended December 31, 2015.

Commenting on the news, Mr. Doron Turgeman, the Company’s CEO stated: “2015 was a great year for B Communications as we improved our Company’s financial position significantly. From a credit perspective, we succeeded in improving our debt structure and our loan-to-value ratio (LTV) which decreased from 46% at January 1, 2015 to 35% as at December 31, 2015, and to only 26% as of today. A few weeks ago we become part of Israel’s AA issuers group when the local rating agency Midroog notched up our rating, for the second time during the last 24 months. The improvement in all important debt parameters was reflected both in the decrease in the yields of our Senior Secured Notes and our Series B debentures during 2015, and the increase in our stock price, which rose by more than 70% since January 2015. I believe that the 6.1% dividend yield we generated for our shareholders in 2015 may just be the prelude to our 2016 equity story. Our goal for 2016 is to realize a dividend yield of more than 8% based on the current market price of our ordinary shares. With full confidence in Bezeq’s long term cash generating power we will continue our efforts to improve both our debt and equity positions.”

Sale of Bezeq shares: On February 1, 2016, the Company sold 115,500,000 shares of Bezeq (approximately 4.18% of Bezeq’s outstanding shares) for NIS 8.5 per share or NIS 982 million ($252 million) in the aggregate, and retained a 26.34% ownership interest in Bezeq. The fourth quarter of 2015 results included a NIS 101 million ($26 million) income tax benefit which was recorded against a deferred tax asset that will be realized in the first quarter of 2016. According to International Accounting Standard No. 12 a tax asset is recognized for deductible temporary differences arising from an investment in a subsidiary to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. This tax asset reflects the sale of our Bezeq shares in the first quarter of 2016.

Dividend Distribution: On November 19, 2015, the Company's Board of Directors declared a cash dividend of NIS 38 million ($10 million), or NIS 1.27 ($0.32) per share. The dividend was paid on December 23, 2015.

Dividend from Bezeq: On August 30, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 933 million ($238 million) representing Bezeq’s profits for the first half of 2015, excluding its NIS 12 million ($3 million) revaluation gain arising from its gaining control over Yes. The dividend was paid on October 26, 2015. B Communications received NIS 286 million ($73 million) of the dividend distribution.

In accordance with Bezeq's dividend policy, its Board of Directors recommended the distribution of 100% of its profits for the second half of 2015 as a cash dividend of NIS 776 million ($199 million) to its shareholders. The dividend, which is subject to shareholder approval, is expected to be paid on May 30, 2016 to shareholders of record as of May 17, 2016. B Communications is expected to receive approximately NIS 204 million ($52 million) if the dividend distribution is approved.

1

Bezeq’s Results: For the fourth quarter of 2015, the Bezeq Group reported revenues of NIS 2.61 billion ($668 million) and operating profit of NIS 488 million ($125 million). Bezeq’s EBITDA for the fourth quarter totaled NIS 947 million ($243 million), representing an EBITDA margin of 36.3%. Net profit for the period attributable to Bezeq’s shareholders totaled NIS 369 million ($95 million). Bezeq's cash flow from operating activities during the period totaled NIS 889 million ($228 million).

Notes Repurchase Program: On August 10, 2014 the Company announced that its Board of Directors had approved the buyback of up to $50 million of the Company’s 7⅜% Senior Secured Notes (the “Notes”). On January 20, 2016, the Company announced the completion of its $50 million repurchase program and the approval by its Board of Directors to extend and increase the program by an additional $50 million. Through the end of the fourth quarter of 2015, the Company purchased $27 million par value of the Notes. From January 1, 2016 through March 17, 2016, the Company purchased an additional $38 million par value of the Notes. In addition and in respect to our recent sale of Bezeq shares, under the terms of the Indenture for the Notes, the net proceeds of the sale were deposited in a “Lockbox Account”. The Company must make an offer to the holders of the Notes within 365 days of receipt of the proceeds to purchase the maximum principal amount of Notes that may be purchased with such proceeds at a cash offer price equal to at least 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase.

Cash and Debt Position: As of December 31, 2015, B Communications’ unconsolidated cash and cash equivalents and short term investments totaled NIS 953 million ($244 million) and its financial liabilities totaled NIS 3.5 billion ($899 million) including NIS 2.7 billion ($697 million) of the Notes, NIS 710 million ($182 million) of Series B Debentures (both include accrued interest and unamortized premiums, discounts and debt issuance costs), and a NIS 79 million ($20 million) tax liability.

B Communications’ Unconsolidated Balance Sheet Data (in millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	December 31,	December 31,	December 31,
	2014	2015	2015
	NIS	NIS	US$
Financial liabilities
7⅜% Senior Secured Notes (1)	2,815	2,718	697
Series B debentures	709	710	182
Tax liability(2)	148	79	20
Total	3,672	3,507	899

Liquidity balances
Lockbox account(3)	447	532	136
Unrestricted cash(4)	550	421	108
Total	997	953	244

(1)	The Notes balance is the sum of (a) the NIS amount equivalent of the $725 million (NIS 2,561 million) hedge that was established on the date the Notes were issued, (b) $48 million (the residual balance of our Notes that was not hedged less Notes repurchased by the Company) multiplied by the representative rate of exchange as of December 31, 2015 (NIS 3.902 = U.S. $1.00) and (c) accrued interest and unamortized debt issuance costs.

2

(2)	On January 22, 2015, B Communications entered into a Tax Assessment Agreement with the Israeli Tax Authority (the “Agreement”) with respect to (i) a final tax assessment with respect to tax years 2007-2009, and (ii) a final tax assessment with respect to the sale of its legacy communications business that was completed on January 31, 2010. According to the Agreement, B Communications agreed to pay the Israeli Tax Authority NIS 148 million ($38 million) including interest and CPI linkage differences, in 24 monthly installments starting in February 2015.

(3)	Lockbox account - one or more accounts designated as a lockbox account and maintained by B Communications (SP-2) Ltd. and pledged as collateral to the security agent for the benefit of the holders of the Notes. Amounts from prior periods are shown as comparative data and reflect amounts that were maintained by B Communications (SP-2) Ltd. but not in a lockbox account.

(4)	Unrestricted cash - any funds, property or assets (including any property or assets acquired with or earned on such unrestricted cash) not expressly required by the terms of the Indenture for the secured Notes to be deposited in or allocated to the lockbox account and any other funds with respect to which the Indenture expressly provides constitute unrestricted cash, including proceeds from indebtedness permitted to be incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the lockbox account; provided that no specified shares or collateral shall constitute unrestricted cash.

B Communications Unconsolidated Sources and Uses

(In millions)		Convenience
		translation into
		U.S. dollars
		(Note A)
	Year ended	Year ended
	December 31,	December 31,
	2015	2015
	NIS	US$

Dividends received from Bezeq	545	140
Financial expenses, net	(289)	(74)
Operating expenses	(8)	(2)
Dividend distributions to shareholders	(127)	(33)
Decrease in Net Financial Debt	121	31

B Communications Cash Management: B Communications manages its cash balances according to an investment policy that was established by its Board of Directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to B Communications’ investment policy, 100% of the Lockbox funds and at least 65% of the unrestricted cash must be invested in investment-grade securities.

B Communications Fourth Quarter and Full Year Consolidated Financial Results

B Communications’ consolidated revenues for the fourth quarter of 2015 totaled NIS 2.61 billion ($668 million), a 15.2% increase compared to the NIS 2.26 billion reported in the fourth quarter of 2014. For the full year 2015, B Communications’ revenues totaled NIS 9.99 billion ($2.56 billion), a 10.3% increase compared to NIS 9.06 billion reported in 2014. Both in the fourth quarter and in the full year, the increase resulted from the full consolidation of Yes beginning in the second quarter of 2015. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

3

B Communications’ consolidated operating income for the fourth quarter of 2015 totaled NIS 373 million ($96 million), a 24.0% decrease compared to NIS 491 million reported in the fourth quarter of 2014. The decrease was due to a one-time provision for employee retirement in the fourth quarter of 2015. For the full year 2015, B Communications’ consolidated operating income totaled NIS 2.0 billion ($517 million), a 21.8% decrease compared with NIS 2.6 billion reported in 2014. The decrease was primarily attributed to Bezeq's sale of Yad2 in the second quarter of 2014 that resulted in NIS 582 million ($149 million) of other operating income in 2014.

B Communications’ consolidated net income for the fourth quarter of 2015 totaled NIS 305 million ($78 million), a 0.7% increase compared with NIS 303 million reported in the fourth quarter of 2014. For the full year 2015, B Communications’ consolidated net income totaled NIS 1.14 billion ($291 million), a 0.5% increase compared with NIS 1.13 billion reported in 2014.

B Communications Fourth Quarter and Full Year Unconsolidated Financial Results

As of December 31, 2015, B Communications held approximately 31% of Bezeq's outstanding shares. Accordingly, B Communications’ interest in Bezeq's net income for the fourth quarter of 2015 totaled NIS 113 million ($29 million), compared to NIS 128 million reported in the fourth quarter of 2014. For the full year 2015, B Communications’ interest in Bezeq's net income totaled NIS 529 million ($136 million), an 18.7% decrease compared with NIS 651 million reported in 2014.

During the fourth quarter and full year of 2015, B Communications recorded net amortization expenses of NIS 25 million ($6 million) and NIS 119 million ($31 million), respectively, related to its Bezeq purchase price allocation (“Bezeq PPA”). From April 14, 2010, the date of the acquisition of its interest in Bezeq, until December 31, 2015, B Communications has amortized approximately 72% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. The 4.2% sale of our Bezeq shares during the first quarter of 2016 will reduce our amortization expenses share as of the sale transaction date.

B Communications’ unconsolidated net financial expenses for the fourth quarter of 2015 totaled NIS 84 million ($22 million) compared with a net financial income of NIS 1 million in the fourth quarter of 2014. Financial expenses during the fourth quarter of 2015 included NIS 86 million ($22 million) related to the publicly traded Notes and Series B debentures. These expenses were partially offset by financial income of NIS 3 million ($1 million) generated by short term investments.

B Communications unconsolidated net financial expenses for 2015 totaled NIS 293 million ($75 million) compared with NIS 508 million in 2014. These expenses consisted primarily of NIS 302 million ($77 million) related to the publicly traded Notes and Series B debentures. These expenses were partially offset by financial income of NIS 13 million ($3 million) generated by short term investments. The decrease in financial expenses was due to a NIS 183 million ($47 million) one-time expenses in 2014, relating to the early repayment of the loans incurred to acquire the controlling interest in Bezeq and the early redemption of all outstanding Series A debentures.

B Communications’ net income attributable to shareholders for the fourth quarter of 2015 was NIS 103 million ($26 million) compared to a net income of NIS 77 million reported in the fourth quarter of 2014.

For the full year 2015, B Communications’ net income attributable to shareholders totaled NIS 210 million ($54 million) compared to a net loss attributable to shareholders of NIS 21 million reported in 2014.

4

In millions			Convenience			Convenience
			translation into			translation into
	Quarter ended		U.S. dollars	Year ended		U.S. dollars
	December 31,		(Note A)	December 31,		(Note A)
	2014	2015	2015	2014	2015	2015
	NIS	NIS	US$	NIS	NIS	US$
Revenues	-	-	-	-	-	-
Financing (expenses) income, net	1	(84)	(22)	(508)	(293)	(75)
Operating and tax expenses	(1)	(2)	(1)	(3)	(8)	(2)
Income tax benefit (expenses)	(12)	101	26	(12)	101	26
PPA amortization, net	(39)	(25)	(6)	(149)	(119)	(31)
Interest in Bezeq's net income	128	113	29	651	529	136
Net income (loss)	77	103	26	(21)	210	54

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter and full year ended December 31, 2015. For a full discussion of Bezeq’s results for the quarter and full year ended December 31, 2015, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4 2015	Q4 2014	% change	FY 2015	FY 2014	% change
	(NIS millions)			(NIS millions)
Revenues	2,606	2,262	15.2%	9,985	9,055	10.3%
Operating profit	488	633	(22.9%)	2,570	3,226	(20.3%)
EBITDA	947	954	(0.7%)	4,254	4,507	(5.6%)
EBITDA margin	36.3%	42.2%		42.6%	49.8%
Net profit	369	416	(11.3%)	1,721	2,111	(18.5%)
Diluted EPS (NIS)	0.13	0.15	(13.3%)	0.62	0.77	(19.5%)
Cash flow from operating activities	889	739	20.3%	3,740	3,796	(1.5%)
Payments for investments	329	315	4.4%	1,635	1,275	28.2%
Free cash flow [1]	592	507	16.8%	2,256	2,751	(18.0%)
Net debt/EBITDA (end of period) [2]	2.21	1.60		2.21	1.60

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in 2015 amounted to NIS 9.99 billion ($2.56 billion) compared with NIS 9.06 billion in 2014, an increase of 10.3%. Revenues of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 2.61 billion ($668 million) compared with NIS 2.26 billion in the corresponding quarter of 2014, an increase of 15.2%.

The increase was due to the consolidation of Yes revenues as of the second quarter of 2015 in the amount of NIS 1.33 billion ($342 million), including NIS 449 million ($115 million) in the fourth quarter of 2015, as well as an increase in the revenues of Bezeq Fixed-Line and Bezeq International. The increase was partially offset by lower revenues at Pelephone.

Salary expenses of the Bezeq Group in 2015 amounted to NIS 1.96 ($502 million) billion compared with NIS 1.77 billion in 2014, an increase of 10.7%. Salary expenses of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 515 million ($132 million) compared with NIS 440 million in the corresponding quarter of 2014, an increase of 17.0%.

5

The increase was due to the consolidation of Yes salary expenses as of the second quarter of 2015 in the amount of NIS 201 million ($52 million), including NIS 70 million ($18 million) in the fourth quarter of 2015. The increase was partially offset by a decrease in salary expenses for Pelephone due to continued streamlining efforts.

Operating expenses of the Bezeq Group in 2015 amounted to NIS 3.87 billion ($992 million) compared with NIS 3.37 billion in 2014, an increase of 14.9%. Operating expenses of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 1.07 billion ($274 million) compared with NIS 853 million in the corresponding quarter of 2014, an increase of 25.2%.

The increase was due to the consolidation of Yes operating expenses as of the second quarter of 2015 in the amount of NIS 695 million ($178 million), including NIS 244 million ($62 million) in the fourth quarter of 2015. The increase was partially offset by a decrease in operating expenses at Pelephone and Bezeq Fixed-Line due to continued streamlining procedures, among other factors.

Depreciation and amortization expenses of the Bezeq Group in 2015 amounted to NIS 1.68 billion ($432 million) compared with NIS 1.28 billion in 2014, an increase of 31.5%. Depreciation and amortization expenses of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 459 million ($118 million) compared with NIS 321 million in the corresponding quarter of 2014, an increase of 43.0%.

The increase was due to the consolidation of Yes depreciation and amortization expenses as of the second quarter of 2015 in the amount of NIS 245 million ($63 million), including NIS 88 million ($23 million) in the fourth quarter of 2015, as well as from the amortization of purchase price allocation costs incurred from Bezeq’s gaining control over Yes.

Other operating income of the Bezeq Group in 2015 amounted to NIS 95 million ($24 million) compared with NIS 586 million in 2014, a decrease of 83.8%. The decrease was due to the one-time gain of NIS 582 million ($149 million) recorded in 2014 from the sale of Coral Tel Ltd., the operator of the "Yad2" web site. Such decrease was partially set off due to higher capital gains resulted from the sale of real estate assets by Bezeq Fixed-Line.

Other operating expenses of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 76 million ($19 million) compared with NIS 15 million in the corresponding quarter of 2014, an increase of 406.7%. The increase in other operating expenses was primarily due to an increase in a provision for the early retirement of employees.

Operating profit of the Bezeq Group in 2015 amounted to NIS 2.57 billion ($659 million) compared with NIS 3.23 billion in 2014, a decrease of 20.3%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in 2015 amounted to NIS 4.25 billion ($1.09 billion) (EBITDA margin of 42.6%) compared with NIS 4.51 billion (EBITDA margin of 49.8%) in 2014, a decrease of 5.6%.

6

Operating profit of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 488 million ($125 million) compared with NIS 633 million in the corresponding quarter of 2014, a decrease of 22.9%. EBITDA of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 947 million ($243 million) (EBITDA margin of 36.3%) compared with NIS 954 million (EBITDA margin of 42.2%) in the corresponding quarter of 2014, an increase of 0.7%.

Financing expenses, net of the Bezeq Group in 2015 amounted to NIS 263 million ($67 million) compared with NIS 130 million in 2014, an increase of 102.3%. The increase was primarily due to financing income from shareholder loans to Yes which were recorded in 2014 and were not included in the consolidated results as of April 1, 2015 due to the consolidation of Yes. Such increase was partially set off as a result of the cancellation of taxes' interest related provision owed by Bezeq Fixed-Line for previous years. Such cancellation was executed further to the proposed agreement with the Tax Authorities. The consolidation of Yes financing expenses beginning in the second quarter of 2015 in the amount of NIS 91 million ($23 million) was offset by the amortization of purchase price allocation costs attributed to the Yes debentures.

Financing income, net of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 3 million ($1 million) compared with financing expenses net of NIS 17 million in the corresponding quarter of 2014. Financing income, net in the fourth quarter of 2015 included the cancellation of a provision for interest on taxes for prior years owed by Bezeq Fixed-Line further to the proposed agreement with the Tax Authorities.

Net profit of the Bezeq Group in 2015 amounted to NIS 1.72 billion ($441 million) compared with NIS 2.11 billion in 2014, a decrease of 18.5%. Net profit of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 369 million ($95 million) compared with NIS 416 million in the corresponding quarter of 2014, a decrease of 11.3%.

Cash flow from operating activities of the Bezeq Group in 2015 amounted to NIS 3.74 billion ($958 million) compared with NIS 3.80 billion in 2014, a decrease of 1.5%. Cash flow from operating activities was impacted by lower cash flow at Pelephone as a result of a decrease in profitability and changes in working capital and were offset by the consolidation of Yes’ cash flow from operating activities as of the second quarter of 2015 which totaled NIS 356 million ($91 million) as well as an increase in cash flow at Bezeq Fixed-Line.

Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 889 million ($228 million) compared with NIS 739 million in the corresponding quarter of 2014, an increase of 20.3%. The increase resulted from higher cash flow at Bezeq Fixed-Line as well as the consolidation of Yes’ cash flow in the amount of NIS 105 million ($27 million) in the fourth quarter of 2015. The increase was partially offset by lower cash flow at Pelephone.

Payments for investments (Capex) of the Bezeq Group in 2015 amounted to NIS 1.64 billion ($419 million) compared with NIS 1.28 billion in 2014, an increase of 28.2%. The increase in investments was primarily due to the consolidation of Yes investments as of the second quarter of 2015 in the amount of NIS 200 million ($51 million), as well as an increase in investments at Pelephone and Bezeq Fixed-Line.

7

Payments for investments of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 329 million ($84 million) compared with NIS 315 million in the corresponding quarter of 2015, an increase of 4.4%.

Free cash flow of the Bezeq Group in 2015 amounted to NIS 2.26 ($578 million) billion compared with NIS 2.75 billion in 2014, a decrease of 18.0%. Free cash flow of the Bezeq Group in the fourth quarter of 2015 amounted to NIS 592 million ($152 million) compared with NIS 507 million in the corresponding quarter of 2014, a decrease of 16.8%.

Net financial debt of the Bezeq Group amounted to NIS 9.40 billion ($2.41 billion) as of December 31, 2015 compared with NIS 7.20 billion as of December 31, 2014. At December 31, 2015, the Bezeq Group's net financial debt to EBITDA ratio was 2.21, compared with 1.60 as of December 31, 2014.

Notes:

A.	Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of December 31, 2015 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2015 (NIS 3.902 = U.S. $ 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.	Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

8

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

http://ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

9

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	2014	2015	2015
	NIS	NIS	US$
Assets
Cash and cash equivalents	713	581	149
Restricted cash	65	155	40
Investments, including derivatives	3,102	1,535	393
Trade receivables, net	2,227	2,058	527
Other receivables	243	270	69
Inventory	96	115	30
Assets classified as held-for-sale	52	16	4

Total current assets	6,498	4,730	1,212

Investments, including derivatives	271	285	73
Long-term trade and other receivables	566	674	173
Property, plant and equipment	6,572	7,197	1,844
Intangible assets	5,908	7,118	1,824
Deferred and other expenses	364	358	92
Broadcasting rights	-	456	117
Investment in equity-accounted investee	1,057	25	6
Deferred tax assets	-	1,279	328

Total non-current assets	14,738	17,392	4,457

Total assets	21,236	22,122	5,669

10

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	2014	2015	2015
	NIS	NIS	US$
Liabilities
Bank loans and credit and debentures	1,501	2,089	535
Trade payables	664	913	234
Related party	-	233	60
Other payables including derivatives	741	781	200
Current tax liabilities	671	705	180
Provisions	62	100	26
Employee benefits	259	378	97
Total current liabilities	3,898	5,199	1,332

Bank loans and debentures	12,357	12,290	3,150
Employee benefits	233	240	61
Other liabilities	256	227	58
Provisions	69	46	12
Deferred tax liabilities	835	729	187
Total non-current liabilities	13,750	13,532	3,468

Total liabilities	17,648	18,731	4,800

Equity
Total equity attributable to equity holders of the Company	961	1,045	268
Non-controlling interests	2,627	2,346	601

Total equity	3,588	3,391	869

Total liabilities and equity	21,236	22,122	5,669

11

B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31,

(In millions except per share data)

			Convenience
			translation
			into
			U.S. dollars
			(Note A)
	2014	2015	2015
	NIS	NIS	US$
Revenues	9,055	9,985	2,559

Cost and expenses
Depreciation and amortization	1,873	2,131	546
Salaries	1,770	1,958	502
General and operating expenses	3,368	3,876	993
Other operating expense (income), net	(535)	3	1

	6,476	7,968	2,042

Operating income	2,579	2,017	517

Financing expenses, net	611	535	137

Income after financing expenses, net	1,968	1,482	380

Share of loss (income) in
equity-accounted investee	170	(12)	(3)

Income before income tax	1,798	1,494	383

Income tax	667	358	92

Net income for the year	1,131	1,136	291

Income (loss) attributable to:
Owners of the company	(21)	210	54
Non-controlling interests	1,152	926	237

Net income for the year	1,131	1,136	291

Earnings per share
Net income (loss), basic	(0.70)	7.04	1.80
Net income (loss), diluted	(0.81)	6.97	1.79

12

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

(In millions)	Quarter ended December 31,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
			(Note A)			(Note A)
	2014	2015	2015	2014	2015	2015
	NIS	NIS	US$	NIS	NIS	US$

Operating income	633	488	125	3,226	2,570	659
Depreciation and amortization	321	549	118	1,281	1,684	431

EBITDA	954	947	243	4,507	4,254	1,090

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Quarter ended December 31,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
			(Note A)			(Note A)
	2014	2015	2015	2014	2015	2015
	NIS	NIS	US$	NIS	NIS	US$

Cash flow from operating activities	739	889	228	3,796	3,740	958
Purchase of property, plant and equipment	(261)	(286)	(73)	(1,081)	(1,324)	(339)
Investment in intangible assets and deferred expenses	(54)	(43)	(11)	(194)	(311)	(80)
Proceeds from the sale of property, plant and equipment	83	32	8	230	151	39

Free cash flow	507	592	152	2,751	2,256	578

13